April 4, 2008
CONFIDENTIAL TREATMENT REQUESTED
BY SURMODICS, INC.
VIA EDGAR AND OVERNIGHT DELIVERY
United States Securities and Exchange Commission
One Station Place
100 F Street, NE
Mail Stop 4561
Washington, DC 20549-4561
Attention:      Ms. Kathleen Collins
                      Accounting Branch Chief

Re:	SurModics, Inc.
Form 10-K for Fiscal Year Ended September 30, 2007
Filed on December 14, 2007
File No. 000-23837
Ladies and Gentlemen:
     On behalf of SurModics, Inc. (the “Company”), I am pleased to submit this response to the comments of the staff of the Securities and Exchange Commission (the “Commission”) as set forth in the letter dated February 29, 2008 from Ms. Collins, on the above-referenced matters. For convenience, each of the staff’s consecutively numbered comments is set forth herein, followed by the Company’s response.
     In accordance with 17 C.F.R. 200.83, the Company is requesting confidential treatment for certain of the information contained in the responses set forth below (the “Confidential Responses”) and has provided a copy of that request to the Office of Freedom of Information and Privacy Act Operations. The Confidential Responses are included solely in the hard copy version submitted to the Staff and have been redacted from the version of this response filed via EDGAR.
Form 10-K for the Year Ended September 30, 2007
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, Results of Operations, page 34
1.	There are many instances where two or more sources of a material change in operating cost and expenses have been identified, but the quantitative and/or qualitative factors for each source that contributed to the change were not disclosed (e.g. higher depreciation costs, impact of acquisitions, increased compensation expense due to added personnel, increased incentive and stock-based compensation expense, higher costs for internal development projects, etc.). In addition, it may be beneficial to provide comparative headcount data to assist in explaining significant fluctuations related to changes in personnel levels. Please tell us how you have considered quantifying and/or qualifying each source that contributed to a material change in your MD&A discussion pursuant to Section III. D of SEC Release 33-6835 and how you intend to comply with such guidance.

SRDX-001

Confidential Treatment Requested by SurModics, Inc.
United States Securities and Exchange Commission
April 4, 2008

Response: When the Company identifies two or more sources of a material change in operating costs or expenses in its MD&A discussion, it discloses the sources in their order of impact on the change being described. The staff’s comment regarding providing quantitative and qualitative factors for each identified source that contributed to a change is noted. In future filings, the Company will undertake to quantify multiple sources of material change that are subject to reasonably precise measurement and provide qualitative information on multiple sources of material change that are not subject to such measurement. The staff’s comment regarding providing comparative headcount data also is noted, and the Company will consider appropriate disclosure in future filings.

2.	We also note on pages 36 and 37 that you reference the use of an “independent valuation consultant” in determining the fair value of in-process research and development recorded for the acquisition of Brookwood Pharmaceuticals, Inc. and the asset purchase of InnoRx, Inc. in fiscal 2007 and 2005, respectively. If you choose to rely on an independent third party, you should identify the independent firm and include the expert’s consent when the reference is included in a filing in the 1933 Act environment. In this regard, it appears that this Form 10-K may be incorporated by reference into your Form S-3 and your Form S-8 filed March 23, 2005. Please tell us how you considered Rule 436(b) of Regulation C and how you intend to comply with this rule.

Response: Rule 436(b) of Regulation C states in its entirety:
If it is stated that any information contained in the registration statement has been reviewed or passed upon by any persons and that such information is set forth in the registration statement upon the authority of or in reliance upon such persons as experts, the written consents of such person shall be filed as exhibits to the registration statement.
As noted in the staff’s comment, on pages 36 and 37 of its Form 10-K, in the context of explaining its charges for purchased in-process research and development, the Company states, “[t]he fair value of the in-process research and development was determined by an independent valuation consultant.”

In the context of the disclosure, the Company felt that the information provided by the valuation consultant (in particular, the fair value of the in-process research and development) was not being directly set forth. Instead, an amount (the in-process research and development expense) that was derived from the information that came directly from the valuation consultant was being presented.

Since in the context of the disclosure, information from the independent valuation consultant was not directly set forth, the Company did not feel that Rule 436(b) of Regulation C applied. However, the Company acknowledges that in Note 3 to the Consolidated Financial

SRDX-002

Confidential Treatment Requested by SurModics, Inc.
United States Securities and Exchange Commission
April 4, 2008

Statements of the Company and its Subsidiaries for the year ended September 30, 2007, the fair value of In-Process Research and Development for the Brookwood Pharmaceuticals, Inc. acquisition is disclosed. Management reaffirms that it is responsible for the appropriateness of the In-Process Research and Development valuation for Brookwood Pharmaceuticals, Inc.

In future filings, the Company will not reference the use of an independent valuation consultant or other similar third party unless the information received or passed upon by such third party is set forth in the filing and disclosed upon the authority of or in reliance upon such third party as experts, and in such cases, we will obtain and file as an exhibit to the filing the written consent of such third party.
Item 9A.1. Controls and Procedures, page 42
3.	We note your disclosure that your “Chief Executive Officer and Chief Financial Officer, concluded that the Company’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in its report[s] that it files under the Exchange Act is recorded, processed, summarized, and reported within the time period specified in the rules of the Securities Exchange Commission.” This reference is significantly more limited than what is called for under Rule 13a-15(e) of the Exchange Act and does not include the complete definition of disclosure controls and procedures. The rule requires, among other matters, that the disclosure controls and procedures be designed “to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act...is recorded, processed, summarized and reported within the time period specified in the Commission’s rule and forms” and to ensure that “information required to be disclosed by an issuer...is accumulated and communicated to the issuer’s management...as appropriate to allow timely decisions regarding required disclosure.” Please confirm, if true, that (1) the scope of disclosure controls and procedures for the relevant periods correspond in all respects to the definition of disclosure controls and procedures in Rule 13a-15(e) and (2) that in future period reports you will either recite the entire definition or clearly indicate that the evaluation was made with respect to disclosure controls and procedures as defined in the rule.

Response: The Company hereby confirms that the scope of disclosure controls and procedures of the Company for the periods noted in the staff’s comments corresponded in all respects to the definition of disclosure controls and procedures in Rule 13a-15(e). In future filings the Company will either cite the entire definition or clearly indicate that the evaluation was made with respect to disclosure controls and procedures as defined in the Rule.

SRDX-003

Confidential Treatment Requested by SurModics, Inc.
United States Securities and Exchange Commission
April 4, 2008

Consolidated Statements of Operations, page F-3
4.	We note from your disclosures on page F-11 that when the Company determines that a multiple element arrangement should be accounted for as a single unit of accounting, revenue is recognized on a “time-based accounting model”. Tell us the amount of revenue recognized according to this model for each period presented and where such revenues are classified in your statements of operations. If these revenues are allocated among the different revenue line items, describe the allocation method used to determine this classification in your statement of operations. Also, tell us how you considered separately presenting these bundled license and service revenues, and their respective costs, pursuant to Rule 5-03(b)(1) and (2) of Regulation S-X. We remind you that, absent a compelling argument under GAAP and Rule 5-03(b)(1) of Regulation S-X, your presentation should include a separate revenue, and related cost of revenue, line item for bundled arrangements that are not separable because of the absence of fair value for the undelivered element.

Response: Rule 5-03(b) of Regulation S-X requires a separate presentation of products and services and the related costs of such if the resulting amounts exceed the thresholds stated in the rule. For the years ended September 30, 2007, 2006 and 2005, the amount of total revenue recognized under multiple element arrangements that the Company has determined should be accounted for as a single unit of accounting was $0.3 million (recorded as royalties and license fee revenue), $0.0 million, and $0.0 million, respectively, representing approximately 0.4%, 0.0%, and 0.0% of total revenue recognized, respectively. This amount falls below the threshold set forth in Rule 5-03(b) of Regulation S-X which states that “each class which is not more than 10% of the sum of the items may be combined with another class.”

As described above, revenue attributable to multiple element arrangements that the Company has determined should be accounted for as a single unit of accounting is less than 10% of total revenue. In accordance with Rule 5-03(b), if the aforementioned revenue is not segregated as a separate line item, the related costs and expenses can be combined in the same manner.

In future periods, should this or other revenue attributable to multiple element arrangements that the Company has determined should be accounted for as a single unit of accounting exceed the threshold put forth in Rule 5-03(b), we will expand our disclosures to discuss our allocation policy and methodology used to allocate such revenue to the different revenue and cost line items presented.

SRDX-004

Confidential Treatment Requested by SurModics, Inc.
United States Securities and Exchange Commission
April 4, 2008

Note 2. Summary of Significant Accounting Policies
Revenue Recognition
Royalties & License Fees, page F-10
5.	We note in your disclosure that for stand-alone license agreements, up-front license fees are recognized over the term of the related licensing agreement. We also note in your disclosure related to multiple element arrangements that you recognize up-front license payments under multiple element arrangements as revenue upon delivery of the license if the license has stand-alone value and the fair value of the undelivered elements can be determined. Clarify the inconsistencies in your revenue recognition policy related to license fee revenue when sold under stand-alone agreements (i.e. ratably) and multiple element arrangements (i.e. up-front) and the accounting literature you are relying on.

Response: Historically the Company has recognized up-front license fees for stand-alone license agreements over the term of the related licensing agreement. In fiscal 2007, the Company entered into a multiple deliverable revenue arrangement. The Company’s disclosure related to multiple element arrangements is meant to describe the requirements of Emerging Issues Task Force Issue No. 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables,” (“EITF 00-21”), which states that in an arrangement with multiple deliverables, the delivered item(s) should be considered a separate unit of accounting if all of the following criteria are met:

a. The delivered item(s) has value to the customer on a standalone basis. That item(s) has value on a standalone basis if it is sold separately by any vendor or the customer could resell the delivered item(s) on a standalone basis. In the context of a customer’s ability to resell the delivered item(s), the Task Force observed that this criterion does not require the existence of an observable market for that deliverable(s).

b. There is objective and reliable evidence of the fair value of the undelivered item(s).

c. If the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the vendor.

Specifically the Company’s disclosure was meant to describe how the above criteria relate to up-front license payments, which as of September 30, 2007 was the only cash flow stream received by the company related to a multiple element revenue arrangement.

SRDX-005

Confidential Treatment Requested by SurModics, Inc.
United States Securities and Exchange Commission
April 4, 2008

In practice, stand-alone values and objective and reliable evidence of fair value of undelivered items are difficult to determine in the markets in which we operate, and for fiscal 2007, 2006, and 2005, for example, no up-front license fees were recognized immediately but rather, all up-front license fees, whether part of a multiple element arrangement or not, are being recognized over the term of the related licensing agreement for all years presented.

In future filings we will eliminate this confusion by disclosing revenue recognition for only those arrangements which are currently in place or are expected to be in place in the near future.
Merck Agreement, page F-11
6.	We noted that you entered into a collaborative license and research agreement with Merck on June 27, 2007, which includes (1) an up-front license fee of $20 million (2) additional milestone fees of up to $288 million (3) research and development fees (4) contract manufacturing fees and (5) future royalties on product sales. Please clarify the following information:
•	tell us in detail each party’s obligations under the agreement;

•	the terms of the agreement including how the fees for each service is to be earned;

•	the authoritative literature applied in accounting for this arrangement and how revenue will be recognized for each of the services rendered, and;

•	whether the any funding contributed by Merck is refundable.
Additionally, tell us how you considered disclosing your revenue recognition policy for each of the elements in this arrangement, except for the up-front license fee (i.e. as we note your disclosure on page F-11 that it will be recognized over the economic life of the technology).

Response: As noted, the Company entered into an exclusive license and research collaboration agreement with Merck & Co., Inc. (the “License Agreement”) on June 26, 2007. In connection with the License Agreement, the Company and Merck also entered into a Supply Agreement (the “Supply Agreement,” and collectively with the License Agreement, the “Merck Agreements”) for the Company to manufacture and supply products developed pursuant to the License Agreement. The Merck Agreements were filed as exhibits 10.1 and 10.2 to our Form 10-Q quarterly report for the period ended June 30, 2007 filed on August 9, 2007. The Company requested and obtained confidential treatment for many significant elements of the Merck Agreements. The following summarizes the key terms of the Merck Agreements.

Obligations. Upon entering into the Merck Agreements, consideration was given to identifying the deliverables and the nature of such deliverables. We concluded that the Company’s primary deliverables/obligations were the following:
•	Technology license [*];
*	Portions omitted pursuant to a request for confidential treatment and filed separately with the Securities and Exchange Commission.

SRDX-006

Confidential Treatment Requested by SurModics, Inc.
United States Securities and Exchange Commission
April 4, 2008

•	[*];

•	Involvement on the Joint Research Committee (JRC) during the research term (as defined);

•	Performance of R&D activities during research term; and

•	Obligation to supply product (at cost during the development phase of our collaboration and at cost plus reasonable a profit during the commercialization phase) and to honor other terms and conditions pursuant to the Supply Agreement, with such terms and conditions being in the ordinary course of business.
Under the License Agreement, Merck is obligated to participate on the JRC and to pay for products and services as they are delivered and performed.

Terms. The principal terms and how the fees are payable by Merck are summarized below:

Up-front license fee. $20 million non-refundable fee. The payment obligation was created upon entering into the License Agreement.

License Fees and Milestone Payments. Contingent consideration paid as certain rights are exercised or extended by Merck [*], or as certain development milestones are achieved [*], which when aggregated total $288 million. Upon the exercise or extension of rights, or achievement of a milestone event, a payment obligation is incurred.

Research and development fees. The License Agreement provides for collaborative research to develop various products. Accordingly, Merck performs certain activities in support of their development goals. The License Agreement also permits Merck to request that the Company perform certain research and development activities (“R&D activities”) that will be compensated by Merck [*]. Under the License Agreement, the Company submits work plans to Merck outlining tasks to be performed [*]. Once Merck agrees to a work plan, the Company performs the R&D activities and bills Merck [*].

Reimbursement of out-of-pocket costs. Merck has agreed to reimburse the Company for the actual cost of any external costs incurred in conjunction with the R&D activities that Merck requests the Company to perform. [*].
*	Portions omitted pursuant to a request for confidential treatment and filed separately with the Securities and Exchange Commission.

SRDX-007

Confidential Treatment Requested by SurModics, Inc.
United States Securities and Exchange Commission
April 4, 2008

Manufacturing fees. Under the terms of the Supply Agreement, Merck has agreed to utilize the Company as the exclusive manufacturer of all clinical and commercial products developed pursuant to the License Agreement. All clinical products supplied under the Supply Agreement will be supplied at the Company’s economic cost to manufacture such clinical products. All commercial products supplied under the Supply Agreement will be supplied at the Company’s economic cost to manufacture such commercial products, plus a reasonable profit, [*]. The Company will invoice Merck as product is shipped to Merck.

Royalties. Under the terms of the License Agreement, Merck is obligated to pay the Company royalties on a product-by-product and country-by-country basis generally until the expiration of the patent rights licensed to Merck. [*]. The royalties payable by Merck are subject to reduction in certain events. Merck is obligated to report its sales of licensed products and associated royalty obligation. Royalty payments are non-refundable.

Accounting Literature. The application of SAB 104, EITF 00-21, and other revenue recognition accounting guidance to the Merck Agreements requires reasoned judgment. The Company is aware that the EITF is currently deliberating EITF Issue No. 08-1, “Revenue Recognition for a Single Unit of Accounting,” (“EITF 08-1”). Issue Summary 1 for EITF 08-1 acknowledges that there is currently diversity in practice, with some companies recognizing revenue for a single unit of accounting using a multiple attribution method. View B of the Issue Summary supports a multiple attribution method, if justified by the facts and circumstances of the arrangement. As noted below, the Company believes that the facts and circumstances of the Merck Agreements justify a multiple attribution model.

EITF 00-21 provides guidance on separating elements in revenue arrangements with multiple deliverables. Under EITF 00-21, separate units of accounting may be established if all of the following criteria are met: (i) the delivered item has stand-alone value, (ii) the undelivered items have a fair value, and (iii) there are no general rights of return related to the delivered item. Due to limited objective and reliable evidence of fair value pertaining to multiple deliverables associated with the Merck Agreements [*], we believe the multiple deliverables outlined above should be accounted for as a single unit of accounting at inception of the Merck Agreements. Furthermore, the Merck Agreements should be accounted for as a single unit of accounting until such time that any remaining undelivered elements have sufficient objective and reliable evidence of fair value. Applying these principles to the particular facts and circumstances of the Merck Agreements results in a conclusion that a single unit of accounting exists until (i) any remaining obligations associated with undelivered elements that do not have sufficient objective and reliable evidence of the fair value are inconsequential or (ii) the undelivered elements that are not inconsequential have sufficient objective and reliable evidence of fair value.

In considering how to recognize revenue for the single unit of accounting, we assessed whether an inputs or outputs recognition model over the performance period would be appropriate for the arrangement as a whole. Upon assessing the merits of this model, we concluded that the total hours of development time both requested by Merck and required to develop each candidate product is not reliably estimable. Such an estimate would depend on how many scientific, technical and clinical issues and challenges will be faced; the level of effort to overcome such challenges; and how many phases of clinical trials will be involved in commercializing a product. In addition, because the License Agreement provides Merck with options to develop I-vation™ products [*], each with its own development program,
*	Portions omitted pursuant to a request for confidential treatment and filed separately with the Securities and Exchange Commission.

SRDX-008

Confidential Treatment Requested by SurModics, Inc.
United States Securities and Exchange Commission
April 4, 2008

the aggregate hours and costs of the various development programs is highly uncertain and difficult to estimate. Because arriving at inputs and/or outputs during the performance period will be difficult based on the facts and circumstances of the Merck Agreements, we concluded that utilization of an inputs or outputs model was not appropriate for the arrangement as a whole. We believe that given the specific terms and conditions of the Merck Agreements, the different elements should be evaluated individually and accounted for in different ways in order to appropriately reflect the economic substance of the arrangement.

As of September 30, 2007, the only payment the Company had received from Merck was the $20 million up-front license fee. Such payment is accounted for using a time-based model, as further described below. The Company also plans to account for R&D fees and any future milestone payments using the same time-based model. These payments will be recognized over the life of the License Agreement as they are inextricably linked to the arrangement as a whole.

We concluded that an acceptable time-based model is the Contingency-Adjusted Performance Model. Under this method, revenue related to each applicable payment is recognized over the contract’s entire estimated performance period, starting with the contract’s commencement, but not before the removal of any contingencies for each payment. This method draws no distinction between the up-front payment, the milestone payments, and the R&D fee payments, and thus recognizes each type of payment in the same way over the estimated performance period of 16 years (i.e., all payments relate to the services that are being performed over the entire period of the contract), once contingencies are removed.

Under this method, the up-front payment and each milestone and R&D fee payment is accounted for individually. Once a contingency is removed and the customer is obligated to make a payment, the proportional performance is calculated as the performance period that has been incurred to date (since the contract’s commencement) divided by the total estimated performance period of the agreement; revenue is recognized for that payment proportionately, to the extent of the performance period to date. A similar calculation would be used to ratably spread the rest of the payment over the remaining performance period.

Multiple Attribution Model. The Company believes that a different attribution model is appropriate for the out-of-pocket cost reimbursements, manufacturing fees, and royalties that it expects to receive in the future. The Company believes such payments should be recognized in the period they become due. This model results in recognizing revenue in a manner that is consistent with the manner in which the earnings process is completed under the Merck Agreements.

The Company believes that the events giving rise to the out-of-pocket cost reimbursements and manufacturing fees are analogous to substantive milestones (i.e., the receipt of payment in exchange for a transfer of goods/services with commensurate value).

SRDX-009

Confidential Treatment Requested by SurModics, Inc.
United States Securities and Exchange Commission
April 4, 2008

With respect to the out-of-pocket cost reimbursements, the Company believes that such reimbursements should be recognized in the same period as the related costs are incurred. As evidenced by the price charged by the third-party vendor, the Company believes commensurate value will be transferred to Merck in exchange for the reimbursement that will be received.

Similarly, with respect to the manufacture of clinical and commercial supplies, the Company believes that it will be transferring commensurate value in exchange for the related fees. Clinical products provided under the Supply Agreement will be supplied at the Company’s economic cost to manufacture; whereas, the commercial products will be supplied at the Company’s economic cost to manufacture, plus a reasonable profit. The intent of the arrangement was for the Company and Merck to collaborate to develop the products. During development-phase activities, the purpose of the clinical supply is to further the product’s development. Accordingly, Merck agreed to reimburse SurModics for that development cost. Consistent with the accounting for the reimbursed out-of-pocket costs outlined above, the Company believes the reimbursements for clinical supplies should be recognized in the same period as the related costs. The fees for the commercial supply, in contrast to the clinical supply, include a negotiated markup reflecting a reasonable profit for such business activities as Merck will then have a viable product that it can sell to customers for its own profit.

With respect to the royalty payments, the Company believes the royalties are usage fees and that the related revenue should be recognized in the period the royalties become due. SAB 104 does not provide explicit guidance on the recognition of usage fees included in a single unit of accounting; therefore, we believe an analogy to Technical Practice Aid 5100.76, which addresses contingent usage-based fees in software transactions, is appropriate. Scenario 2 of the Technical Practice Aid indicates that despite the lack of objective and reliable evidence of fair value of the undelivered elements in the arrangement, the usage fee is recognized as usage occurs.

SRDX-0010

Confidential Treatment Requested by SurModics, Inc.
United States Securities and Exchange Commission
April 4, 2008

Refundability. None of the payments made by Merck are refundable under the terms of the Agreement.

Revenue Recognition Policy Disclosure. As described on page F-11, the Company recognizes revenue from the up-front license fee over the economic life of the technology licensed to Merck. As noted above, the Company recognizes research and development fees and will recognize milestone fees in the same manner. In future filings, as these and other payments become material, the Company will disclose the revenue recognition policy for these elements of the Agreement.
Note 3. Acquisitions, page F-12
7.	We note that you recorded in-process research and development (“IPR&D”) charges of $15.6 million and $30.3 million for the acquisition of Brookwood Pharmaceuticals, Inc. (“Brookwood”) and the asset purchase of InnoRx, Inc. in fiscal 2007 and 2005, respectively. Tell us how you considered disclosing the following information in accordance with the AICPA Practice Aid, Assets Acquired in a Business Combination to Be Used in Research and Development Activities: A Focus on Software, Electronic Devices, and Pharmaceutical Industries:
•	provide an overview of the projects acquired;

•	describe the stage of completeness, complexity or uniqueness of the work completed at the acquisition date;

•	disclose by project the nature, timing and estimated costs of the remaining efforts to develop the acquired technology into a commercially viable product;

•	disclose management’s expectation as to whether or not the projects will be successfully developed and when you expect to begin to benefit from the acquired R&D, and;

•	disclose the assumptions used to determine the value of the purchased in-process research and development, including but not limited to any growth in revenues, expected trends in profit margins and SG&A expenses and whether the assumptions assume any anticipated expense reductions/synergies as a result of each acquisition, disclose the discount rates you used and the underlying assumptions to support those rates.

SRDX-0011

Confidential Treatment Requested by SurModics, Inc.
United States Securities and Exchange Commission
April 4, 2008

Response: The $15.6 million of acquired in-process research and development charge in connection with the Brookwood Pharmaceuticals, Inc. acquisition relates to polymer-based drug delivery systems. The research efforts ranged from 5% to 50% complete at the date of the acquisition. The valuation method used to assess the fair value of the projects was a combination of the Relief from Royalty Method and the Excess Earnings Method, and the risk adjusted discount rate used was 18%. The Relief from Royalty Method presumes that the economic value of the asset is directly related to the amount and timing of the future net cash flows resulting from the asset. Under the Excess Earnings Method , the value of an intangible asset is equal to the present value of the incremental after-tax cash flows attributable only to the subject intangible asset. We determined a combination of the two methods was appropriate based on the nature of the projects and future cash flow streams. In developing our assumptions for the valuation model, we used comparable Company products or products marketed by competitors to estimate royalty rates and earning levels. As of September 30, 2007, the research efforts were primarily on schedule. The R&D work we perform is billed to customers in most cases using our standard commercial rates which include a reasonable markup. Accordingly, the Company has no fixed cost obligation to carry the projects forward. There have been no significant changes to the development plans for the acquired incomplete projects. Significant net cash inflows would commence with the launches of the projects or products.

The $30.3 million of acquired in-process research and development charge in connection with the fiscal 2005 InnoRx, Inc. acquisition relates to drug delivery implant technology (our I-vation™ helical coil implant) for treating diseases of the eye. The research effort was approximately 25% complete at the date of the acquisition. The valuation method used to assess the fair value of the project was the Excess Earnings Method and the risk adjusted discount rate used was 18%. Under the Excess Earnings Method, the value of an intangible asset is equal to the present value of the incremental after-tax cash flows attributable only to the subject intangible asset. In developing our assumptions for the valuation model, we projected cash flows based on the expected timeline for development and clinical testing of the product. We considered other comparable products in the ophthalmology industry to determine appropriate timelines and projected sales levels. As of September 30, 2007, the research efforts were primarily on schedule. The R&D work we perform is billed to customers in most cases using our standard commercial rates which include a reasonable markup. Accordingly, the Company has no fixed cost obligation to carry the project forward. Development efforts have been ongoing and in fiscal 2007 we received significant cash inflows related to this implant technology.

Our consideration of the guidance found in the above referenced AICPA Practice Aid was limited. We do not believe that additional disclosure related to the acquired in-process research and development (IPR&D) is qualitatively material to the September 30, 2007 consolidated financial statements. In our future filings we will add disclosures similar to those noted above.

SRDX-0012

Confidential Treatment Requested by SurModics, Inc.
United States Securities and Exchange Commission
April 4, 2008

Note 4. Stockholders’ Equity, page F-13
8.	We note that you adopted SFAS 123(R) on October 1, 2005 and that your current disclosures do not appear to provide all of the disclosures required by SFAS 123(R), including comparative data for disclosures required for each year an income statement is provided. Please tell us your consideration for the disclosure requirements of paragraphs 64-65, 84 and A240-242 of SFAS 123(R).

Response: We have provided comparative year disclosures as required by paragraphs 64-65, 84 and A240-242 of SFAS123(R). In our consolidated statements of operations, we have provided the applicable disclosures for all three years presented, with the exceptions of the requirements detailed in paragraphs A240.b.(1) and A240.b.(2) of SFAS 123(R) because per the guidance in those paragraphs, the disclosures are required for only the most recent year for which an income statement is provided. In our consolidated balance sheets, we have provided the applicable disclosures for both years presented, with the exceptions of the requirements detailed in paragraph A240.h because per the guidance in that paragraph, the disclosures are required for only the latest balance sheet date presented.

Furthermore, pursuant to our phone discussion with the staff on March 6, 2008, it was clarified for us that the missing disclosures referred to above related to how the volatility assumption and the expected life assumption used in the calculation of the fair value of our stock-option grants were determined. In Note 4 to the Consolidated Financial Statements, we disclose that the expected life of options granted is determined based on the Company’s experience and expected volatility is based on the Company’s stock price movement. We believe these disclosures meet the disclosure requirements of paragraphs 64-65, 84 and A240-242 of SFAS 123(R).

We note that disclosure required by A240.c.(2) was presented for 2007, 2006 and 2005 for the intrinsic value of stock options. In future filings we will also include the total fair value of shares vested during the year. We will also separately state in future filings the amount of cash received from exercise of share options and similar instruments per A240.i.

9.	Additionally, we note that stock-based compensation expense represented 16% and 17% of total operating expenses for fiscal 2007 and 2006, respectively, and increased by 67% from fiscal 2006 to fiscal 2007. If reasonably likely changes existed in your assumptions (e.g. expected volatility, risk-free interest rates, and expected life) that would have a material effect on your financial condition or operating performance, tell us how you considered disclosing this uncertainty and quantifying the sensitivity of your financial statements to reasonably likely changes in these assumptions pursuant to Section V of our Release 33-8350 by including a discussion of these estimates in your critical accounting policies section.

SRDX-0013

Confidential Treatment Requested by SurModics, Inc.
United States Securities and Exchange Commission
April 4, 2008

Response: The assumptions to the stock compensation valuation models did not materially drive this increase, but rather the increased expense was related to the number of performance shares granted and vested in the fiscal year, which corresponds to the performance period. In fiscal 2007, we recognized $4.8 million of compensation related to performance share awards versus $764,000 in fiscal 2006 (disclosed on page F-15). Thus the change was a function of management’s achievement of goals, rather than any changes to valuation assumptions to which Section V of release 33-8350 refers.
Certifications in Exhibits 31.1 and 31.2
10.	We note that the identification of the certifying individual at the beginning of each of the certifications required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certifications should be revised so as not to include the individual’s title.

Response: The staff’s comment is noted and in future filings, the identification of the certifying individual at the beginning of each of the certifications required by Exchange Act Rule 13a-14(a) will not include the individual’s title.
As requested in the staff’s comment letter, the Company makes the acknowledgement that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions regarding this letter, or if you require additional information, please contact me by telephone at (952) 829-2715 or by fax at (952) 944-2984.

Very truly yours,
/s/ Philip D. Ankeny
Sr. Vice President and Chief Financial Officer

cc:	Bruce J Barclay, SurModics, Inc.

SRDX-0014

Confidential Treatment Requested by SurModics, Inc.
United States Securities and Exchange Commission
April 4, 2008

Bryan K. Phillips, SurModics, Inc.
Jeffery L. Radunz, Deloitte & Touche
Nathan G. Hjelseth, Deloitte & Touche
Gordon S. Weber, Faegre & Benson

SRDX-0015